SUB-ITEM 77K


                        CHANGE IN CERTIFYING ACCOUNTANT

                          SHORT-TERM INVESTMENTS TRUST


KPMG LLP was previously the independent public accountant for the Short-Term Investments Trust Government TaxAdvantage Portfolio ("Government TaxAdvantage Portfolio"). Due to an investment in another AIM Fund, which KPMG LLP represented to the Government TaxAdvantage Portfolio was inadvertent, and new SEC rules regarding auditor independence, KPMG LLP resigned as of December 28, 2000. The Board of Trustees of the Trust, upon recommendation of its Audit Committee, accepted the resignation of KPMG LLP and appointed Tait, Weller & Baker as independent public accountants for the Government TaxAdvantage Portfolio. KPMG LLP had served as independent public accountants for the year ended August 31, 1999. The audit report of KPMG LLP on the financial statements of the Government TaxAdvantage Portfolio for the year ended August 31, 1999 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. In connection with the audit for the year ended August 31, 1999, and the subsequent period through December 28, 2000, there were no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

Neither the Government TaxAdvantage Portfolio nor anyone on its behalf consulted with Tait, Weller & Baker at any time prior to their engagement with respect to the application of accounting principles to a specific transaction, either completed or proposed or the type of audit opinion that might be rendered on the Government TaxAdvantage Portfolio's financial statements.